Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 857)

CHANGE OF MEMBERS OF THE SUSTAINABLE DEVELOPMENT COMMITTEE

The board of directors (the "Board") of PetroChina Company Limited (the "Company") hereby announces that, in consideration of the work role and expertise of the directors of the Company, Mr. Zhang Daowei has been appointed as a member of the sustainable development committee of the Board.

By order of the Board

PetroChina Company Limited

Company Secretary

WANG Hua

Beijing, the PRC

20 December 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Zhang Daowei as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.